FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 23, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO INTERSECTS WIDE ZONES OF GOLD MINERALIZATION
AT ITS LUGUSHWA PROJECT

Drilling results include 192.80 metres grading 2.84 g/t Au, 101.00 metres grading 2.25 g/t Au, 78.77 metres grading 1.56 g/t Au and 102.65 metres grading 1.15 g/t Au

Toronto, Canada – August 23, 2007 - Banro Corporation ("Banro" or the "Company") (AMEX - "BAA"; TSX - "BAA") is pleased to announce further results from the Company's core drilling program at its wholly-owned Lugushwa project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Assay results have been received for an additional 11 core holes drilled at Lugushwa, which completes the current core drilling program of 65 holes totalling 10,814.90 metres.

Highlights include:

•	Hole LDD060 intersected 192.80 metres grading 2.84 g/t Au from 0.00 metres.
•	Hole LDD061 intersected 101.00 metres grading 2.25 g/t Au from 0.00 metres including 8.20 metres grading at 13.42 g/t Au from 75.00 metres.
•	Hole LDD057 intersected 78.77 metres grading 1.56 g/t Au from 112.33 metres including 15.13 metres grading at 3.35 g/t Au from 137.12 metres.
•	Hole LDD062 intersected 218.07 metres grading 0.92 g/t Au from 0.00 metres.
•	Hole LDD064 intersected 102.65 metres grading 1.15 g/t Au from 49.25 metres.
•	Hole LDD56 intersected 33 metres grading 1.38 g/t Au from 0.00 metres.
•	Hole LDD059 intersected 10.85 metres grading 3.95 g/t Au from 91.15 metres.

These drilling results are over a total strike length of 1,800 metres from prospect Carriere A in the southwest of the mineralized trend to D18-D19 in the northeast. Drill spacing varied from 40 metres to 160 metres. Core holes were inclined at between minus 55 and 82 degrees and averaged 101 metres in depth with a maximum of 352.91 metres down the hole. Core recovery for these holes averaged 95.4% within the mineralized zones. It is estimated that the true widths of the mineralized intercepts vary from 50% to 85% of the drill hole intercepts.

A locality plan of the reported drill holes is found accompanying this press release on the Company's web site at http://www.banro.com/i/pdf/2007-08-23_NRM.pdf.

The geological setting of the main mineralized trend at Lugushwa consists of chloritic meta-pelites and quartzite intercalations, with mineralized quartz veins and stockworks occurring as a network of interlocking conjugate sets with trends oriented from NE-SW and E-W to ESE-WNW. The recent drilling has provided a clearer understanding of the mineralization controls, and it is now considered that the gold mineralization at Lugushwa is related to a series of stacked shoots associated with the axial zones of shallowly plunging, northeast trending folds.

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Results from the core holes are tabulated in the following table:

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(°)	(°)	(m)	(m)	(m)	(g/t)
LDD055	9624078	595735	315	-60	0.00	30.35	30.35	1.55
LDD056	9624078	595735	315	-65	0.00	33.00	33.00	1.38
					34.10	44.00	9.90	0.74
					45.90	50.45	4.55	1.45
					58.30	59.60	1.30	1.37
					84.63	89.46	4.83	0.70
					90.85	96.33	5.48	1.67
					124.86	136.04	11.18	0.86
					139.40	143.37	3.97	0.91
					233.51	236.07	2.56	1.57
					253.71	254.75	1.04	1.17
LDD057	9624041	595944	315	-60	5.00	11.00	6.00	0.65
					13.00	21.31	8.31	1.15
					23.75	26.93	3.18	1.20
					29.93	32.11	2.18	1.49
					45.50	58.37	12.87	1.30
					77.33	78.44	1.11	1.18
					81.97	83.65	1.68	0.97
					85.50	88.40	2.90	0.73
					90.07	101.70	11.63	1.41
including:
					97.45	101.70	4.25	2.85
					106.35	110.15	3.80	0.77
					112.33	191.10	78.77	1.56
including:
					137.12	152.25	15.13	3.35
					199.28	201.21	1.93	1.03
					225.30	225.87	0.57	29.90
					285.86	287.78	1.92	0.81
LDD058	9622658	595213	270	-55	45.00	48.50	3.50	0.71
					53.40	56.15	2.75	1.00
					62.80	66.15	3.35	2.78
					68.15	72.56	4.41	1.23
					74.80	77.25	2.45	1.19
					84.50	97.00	12.50	1.35
LDD059	9622728	595249	270	-60	35.00	37.00	2.00	1.71
					40.00	41.00	1.00	1.22
					61.58	62.68	1.00	1.11
					91.15	102.00	10.85	3.95
including;
					92.60	98.39	5.79	6.28
LDD060	9624075	595737	135	-82	0.00	192.80	192.80	2.84
LDD061	9624124	595742	135	-77	0.00	101.00	101.00	2.25
including:
					75.00	83.20	8.20	13.42
LDD062	9624124	595742	135	-62	0.00	218.07	218.07	0.92
including:
					10.5	24.85	14.35	1.07

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HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(°)	(°)	(m)	(m)	(m)	(g/t)
					44.18	49.89	5.71	2.69
					68.47	73.6	5.13	1.79
					145.8	152.85	7.05	2.09
					203.18	210.32	4.26	1.61
LDD063	9624114	596001	315	-60	55.60	58.60	3.00	0.88
					61.90	62.90	1.00	1.18
					65.90	70.10	4.20	1.03
					71.75	73.50	1.75	0.84
					80.95	82.95	2.00	0.87
					132.15	136.00	3.85	1.86
					139.55	142.40	2.85	0.73
					160.25	162.85	2.60	1.90
					178.65	185.20	6.55	1.12
					191.15	199.30	8.15	0.99
LDD064	9623940	595868	315	-70	0.8	3.96	3.16	1.85

					49.25	151.90	102.65	1.15
including:
					88.39	93.83	5.44	2.22
					113.37	118.46	5.09	2.66
					133.46	137.72	4.26	2.20
					142.26	151.9	9.64	1.12
LDD065	9623788	595800	315	-60	14.47	15.56	1.09	2.38
					43.52	45.78	2.26	1.3
					51.32	56.39	5.07	0.92
					59.8	65.15	5.35	0.85
					129.53	141.93	12.4	0.82
					159.89	163.8	3.91	1.15

Above gold assays are uncut.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half of the sample then being pulverised down to 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) at Mwanza in Tanzania where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

In addition to the drilling program, ongoing exploration has continued to assess the full extent of the main mineralized trend at Lugushwa. Soil sampling has now extended the main mineralised trend to 4,600 metres from Kimbangu in the northeast to the new prospect of Mpongo in the southwest. A regional stream sediment sampling programme is planned to test the extension of mineralization to the northeast.

Commenting on these results at Lugushwa, Peter Cowley, President and C.E.O. of the Company, said: "Our drilling results at Lugushwa continue to intersect wide zones of gold mineralization from surface while the ongoing exploration has further extended the main mineralized zone to the new Mpongo prospect, a total strike length of 4,600 metres. During the coming months we will be continuing our exploration and drilling activities as well as undertaking preliminary metallurgical testwork as part of a preliminary assessment study of Lugushwa."

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A previous study prepared for Banro by independent geological consultants, SRK Consulting (UK) Ltd., on historic data at Lugushwa outlined an Inferred Mineral Resource of 37,000,000 tonnes grading 2.3 g/t Au, equivalent to 2,735,000 ounces of gold. Additional information with respect to the Lugushwa project is set out in the technical report of Michael B. Skead (who is the Company's Vice President, Exploration) dated March 30, 2007, and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". Copies of both of these reports can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this press release are estimates and no assurance can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, foreign currency fluctuations, changes to regulations

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affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.